SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Contracting of platform P-52’s construction

Rio de Janeiro, December, 18 2003. – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Executive Board has authorized the contracting of the construction of production platform P-52 to be located in the Roncador Field. Three basic contracts will be signed with the following companies:

a)	supply, assembly, operation and maintenance of the electricity generation modules with ROLLS-ROYCE POWER ENGINEERING PLC, for a total of US$ 82,590,757.82;

b)	supply and assembly of the gas compression modules with NUOVO PIGNONE S.p.A., for a total of US$ 65,839,078.25;

c)	engineering, procurement, construction and assembly of the platform (hull and topside) with the FELS SETAL / TECHNIP Consortium, for a total of US$ 774,917,602.70.

The total value of these three contracts is US$ 923,347,438.77, including more than US$ 170,000,000.00 in ICMS taxes, resulting in a net value of less than US$ 753,000,000.00. The platform’s value is compatible with Petrobras’s budget and with the prevailing international market for the supply of equipment and services for work of this scope.

All contracts comply with national content requirements established in the tender bids in February 2003. It should be noted further that the BNDES (the Brazilian Development Bank) will finance the entire contract’s domestic sourcing of services and equipment in favorable terms and conditions.

The signing of the three contracts is scheduled to take place on December 19, at a ceremony to be held at Brasfels’ shipyard in the city of Angra dos Reis, where the entire platform topside is to be built, in addition to its integration with the hull and the generation and gas compression modules.

The anchoring of the platform at its allotted site in the Roncador Field, Campos Basin, is scheduled for 32 months from the contract signing date. The platform will have a production capacity of 180,000 barrels of oil per day with an average API of 28°.

The building of platform P-52 will generate at least 2,500 new jobs in Brazil, directly related to the engineering, construction and assembling activities. Additionally, the work will create a significant number of indirect jobs in the engineering, construction and assembly support service areas as well as the domestic capital equipment industry.

http://www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.